SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax ID: 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

FOURTH QUARTER 2021

São Paulo, February 21, 2021 – Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market its Production & Sales Report for the fourth quarter and fiscal year of 2021. Note that the information herein is based on preliminary data and that the figures have not been audited by the independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

Contents

1. INDUSTRIAL PERFORMANCE IN 4Q21 AND 2021	2
1.1 BRAZIL	2
1.2 UNITED STATES & EUROPE	2
1.3 MEXICO	3
2. SALES PERFORMANCE IN 4Q21 AND 2021	3
2.1 BRAZIL	3
2.2 UNITED STATES & EUROPE	4
2.3 MEXICO	5

1.	INDUSTRIAL PERFORMANCE IN 4Q21 AND 2021
1.1	BRAZIL

Average utilization rate of petrochemical crackers: increase compared to 3Q21 (+5 p.p.) due to: (i) higher feedstock supply at the petrochemical complex in Rio de Janeiro; and (ii) higher PE demand in Brazilian market. In relation to 4Q20, the utilization rate of the petrochemical crackers was stable.

In comparison with 2020, the utilization rate of the petrochemical crackers in 2021 was stable. In 2021, the industrial performance of the petrochemical crackers in Brazil was affected mainly by the scheduled general maintenance shutdown at the petrochemical complex in ABC, São Paulo, which lasted 63 days, and by operational restrictions during restarting after the scheduled general maintenance shutdown and the implementation of the energy efficiency project due to technical faults in one of the four engines substituting the steam turbines of the petrochemical complex. Normal capacity conditions were reestablished in December 2021 by adopting a temporary solution, with the permanent solution currently under construction with the equipment supplier.

Additionally, the utilization rate of green ethylene plant was 105%, in line with 3Q21 (-1 p.p.) and higher than that recorded in 4Q20 (+7 p.p.), due to the increase in Green PE demand and the continuity of a positive industrial performance. In this context, it is noteworthy that the production of green ethylene reached, once again, a historic monthly record in October, in addition to the second highest quarterly production since the start of operations.

In the year, the utilization rate of green ethylene plant was 101%, 14 p.p. higher than in 2020, due to higher production levels in order to meet the growing demand for Green PE.

1.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: in the United States, it decreased in relation to 3Q21 (-21 p.p.) and 4Q20 (-12 p.p.) explained by the scheduled maintenance shutdown at one of the plants in the region in the period and by the production slowdowns to pace with reducing demand in the region.

2

In Europe, the utilization rate decreased compared to 3Q21 (-8 p.p.) due to the lower feedstock supply as a consequence of the scheduled maintenance shutdown at a propylene supplier in the period. In comparison with 4Q20, the utilization rate increased (+20 p.p.) reflecting the scheduled maintenance shutdown at the plants in the same quarter of previous year.

In 2021, the utilization rate in the United States decreased (-6 p.p.) explained by the impacts from winter storm Uri on the U.S. Gulf Coast in 1Q21 and due to the scheduled and unscheduled maintenance shutdowns in the region in 4Q21.

In Europe, the utilization rate increased (+12 p.p.) in 2021 reflecting the weaker demand in the previous year, especially from the automotive industry, due to COVID impacts.

1.3	MEXICO

Average utilization rate of PE plants: increase compared to 3Q21 (+13 p.p.) explained mainly by higher ethane imports from the United States under the Fast Track solution and by the higher ethane supply from PEMEX, in line with the volumes established in the amendment to the ethane supply agreement. Compared to 4Q20, the increase (+34 p.p.) mainly reflects the impacts from the shutdown in December 2020 due to the interruption in natural gas supply.

In the year, the reduction (8 p.p.) compared to 2020 is explained by: (i) the restriction in operations during most of 1Q21 after interruption in natural gas transport; (ii) the unscheduled shutdown during May due to the temporary instability in power supply at Braskem Idesa; and (iii) the reduction in ethane supply volume by PEMEX during 2021.

In 4Q21, to complement the supply of ethane by Pemex, Braskem Idesa imported from the United States on average 20,900 barrels of ethane per day, which represents around 84% of Fast Track’s current capacity. In the year, Braskem Idesa imported on average around 15,300 barrels per day, an increase of 140% from the daily average of 6,400 barrels during 2020.

2.	SALES PERFORMANCE IN 4Q21 AND 2021
2.1	BRAZIL

3

Resins sales volume: in the Brazilian market, decreased compared to 3Q21 (-1%), explained by seasonality. Compared to 4Q20, sales volume decreased (-13%), mainly due to the weaker resins demand in the local market.

Exports increased in comparison with 3Q21 (+13%) and 4Q20 (+27%), reflecting the higher product availability due to the seasonality of the Brazilian market.

In the year, resins sales volume in the Brazilian market decreased in relation to 2020 (-5%), mainly explained by the contraction in resins market share, mainly due to the scheduled general maintenance shutdown at the petrochemical complex in ABC, São Paulo and the higher import volumes. Meanwhile, the reduction in exports (-23%) is explained by the prioritization of the Brazilian market, and by the lower products availability for sale.

Additionally, Green PE sales increased compared to 3Q21 (+30%), due to the continuity of a positive industrial performance and the improvement in the logistics scenario, allowing for a greater volume of resin to be exported. Compared to 4Q20, sales also increased (+14%), due to a lower volume available for sale in 4Q20, explained by the movement of restocking in the same quarter of the previous year.

In the year, Green PE sales were lower (-2%) compared to 2020, due to the impacts of the logistics constraints in the supply chain to exports.

Main chemicals sales volume: in the Brazilian market, sales volume increased in relation to 3Q21 (+5%), supported by the higher product availability at petrochemical complexes. Compared to 4Q20, sales volume was practically stable.

Exports increased compared to 3Q21 (+4%), driven by higher benzene and toluene shipments to the U.S. market, which maintained healthy spreads. Compared to 4Q20, export shipments increased (+40%) given the higher product availability at petrochemical complexes.

In the Brazilian market, sales volume increased compared to 2020 (+13%), reflecting the stronger demand for base chemicals, led by gasoline, benzene and butadiene. Meanwhile, the reduction in exports (-5%) is explained by prioritization of the Brazilian market.

2.2	UNITED STATES & EUROPE

PP sales volume: in the United States, sales volume decreased in relation to 3Q21 (-15%) and to 4Q20 (-10%), mainly explained by the lower product availability and by the lower demand in the period.

4

In Europe, PP sales volume decreased (-6%) in relation to 3Q21, reflecting the lower product availability for sale in the period. Compared to 4Q20, the increase (+8%) is explained by the higher products availability in the period and by the weaker demand in 4Q20 due to COVID impacts.

Compared to 2020, the higher sales volume in the United States (+7%) is mainly due to the expansion in production capacity after the startup in September 2020 of the commercial production at the PP plant (Delta) in the region, as well as the stronger demand in the period.

In Europe, the higher sales volume (+11%) in 2021 compared to 2020 reflects the higher product availability for sale and the stronger demand in the period.

2.3	MEXICO

PE sales volume: increased (+20%) compared to 3Q21, due to the higher product availability for sale. In relation to 4Q20, the increase (+4%) is explained by the higher product availability for sale compared to the same period of the previous year.

In 2021, the decrease (-25%) in relation to 2020 is mainly explained by the lower product availability for sale due to the lower utilization rate in the year.

5

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from covid-19 on the Company's business, financial condition and operating results. The words "forecasts," "believes," "estimates," "expects," "plans" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance about future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are a few examples of forward-looking statements. These statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that said events, trends or expected results will actually occur. The statements are based on several assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from the covid-19 pandemic on the businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact is not an offer of securities for sale in the United States, any securities may not be offered or sold in the United States absent registration or an exemption from registration, any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information about Braskem and management, as well as financial statements.